press release

ArcelorMittal announces financial calendar for 2014

Luxembourg, 20 December 2013 – ArcelorMittal today announces its financial calendar for 2014.

Earnings results announcements:

  7 February 2014 Earnings Release Q4 2013 + FY 2013
  9 May 2014 Earnings Release Q1 2014
  1 August 2014 Earnings Release Q2 2014
  7 November 2014 Earnings Release Q3 2014

General Meeting of Shareholders:

  8 May 2014 (Luxembourg, Ordinary Meeting of Shareholders)

Institutional investor events:

  10 March 2014 (Investor Day with Group Management Board)

About ArcelorMittal

ArcelorMittal is the world's leading steel and mining company, with a presence in more than 60 countries and an industrial footprint in over 20 countries. Guided by a philosophy to produce safe, sustainable steel, we are the leading supplier of quality steel in the major global steel markets including automotive, construction, household appliances and packaging, with world-class research and development and outstanding distribution networks.

Through our core values of sustainability, quality and leadership, we operate responsibly with respect to the health, safety and wellbeing of our employees, contractors and the communities in which we operate.

For us, steel is the fabric of life, as it is at the heart of the modern world from railways to cars and washing machines. We are actively researching and producing steel-based technologies and solutions that make many of the products and components we use in our everyday lives more energy-efficient.

We are one of the world’s five largest producers of iron ore and metallurgical coal and our mining business is an essential part of our growth strategy. With a geographically diversified portfolio of iron ore and coal assets, we are strategically positioned to serve our network of steel plants and the external global market. While our steel operations are important customers, our supply to the external market is increasing as we grow.

In 2012, ArcelorMittal had revenues of $84.2 billion and crude steel production of 88.2 million tonnes, while iron ore production reached 55.9 million tonnes.

ArcelorMittal is listed on the stock exchanges of New York (MT), Amsterdam (MT), Paris (MT), Luxembourg (MT) and on the Spanish stock exchanges of Barcelona, Bilbao, Madrid and Valencia (MTS).

For more information about ArcelorMittal please visit: www.arcelormittal.com.